Via EDGAR

April 30, 2012

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Attention:	Amy M. Starr Chief, Office of Capital Market Trends Division of Corporation Finance

Re:	The Goldman Sachs Group, Inc. 424 Prospectuses relating to Registration Statement on Form S-3ASR Filed September 19, 2011 (Form S-3ASR) File No. 333-176914

Dear Ms. Starr:

We are in receipt of the letter, dated April 12, 2012, from the Staff of the Securities and Exchange Commission, regarding prospectuses under the above-referenced Form S-3ASR.  We look forward to working with the Staff to address the Staff’s comments.  For your convenience, we have included the Staff’s comments below, followed by our responses.

Product Names

1.
The staff in the Division of Corporation Finance has previously indicated that note titles using the term “principal protected” should also include balanced information about limitations to the principal protection feature. We believe this concern regarding potential confusion over the titles of securities may exist for note titles across various product categories. Issuers should evaluate the titles used for their different types of structured notes and should revise to clearly describe the product in a balanced manner and avoid titles that stress positive features without also identifying limiting or negative features.

Response:

We do not use the term “principal protected” in the titles of our SEC-registered structured notes.  Our structured note titles seek to provide an investor with a balanced description of the offered note, and we avoid titles that stress positive features of a note.  Our titles contain the reference asset or asset class to which the note is linked and/or the most important aspects of the payment terms under the note.  We typically do not include any other descriptors in our structured note titles.

Product Pricing and Value

2.
We note that issuers of structured notes often include disclosure, including in risk factors, explaining that the value of the notes at issuance and/or the price that the affiliate would pay for the notes in the secondary market, assuming no change in market conditions, will be less than the public offering price. In order for investors to be able to understand the relationship of the note purchase price to its fair value (as estimated by the issuer or its affiliate) and potential secondary market prices, we believe issuers should consider prominently disclosing the difference between the public offering price of the note and the issuer or its affiliate’s estimate of the fair value of the note or discuss with us the reasons such disclosure should not be provided. Issuers also should consider identifying the specific amounts being paid from the note proceeds for costs and expenses.

Response:

We intend to begin disclosing the difference between the public offering price and our estimated value of the note on the trade date in connection with SEC-registered structured notes issued by The Goldman Sachs Group, Inc. (Company or GS Group). Please see Annex I for an example of the type of disclosure we plan to include on the cover page and under Risk Factors in the pricing supplement.

We include an estimate of the offering expenses in each of our Rule 424(b)(2) filings which we generally pay from our general corporate funds.

3.
We have observed that some issuers of structured notes or their affiliates will, for a limited period of time immediately following an offering, use values on account statements or provide repurchase prices to customers at levels that temporarily exceed the issuer’s or affiliate’s own estimate of the fair value of the product. Further, we understand that after a given period of time such values and prices will be readjusted to better reflect the issuer’s or affiliate’s own estimate of the fair value of the product. If applicable, we ask that you disclose, including in risk factor disclosure as appropriate, your usage of different values and prices in this manner and explain the potential impacts on post-offering pricing, valuation, and trading.

Response:

Our offering documents currently include this type of disclosure in connection with our SEC-registered structured notes for which we intend to provide repurchase prices to customers at levels that temporarily exceed our estimated value for such notes. Please see the footnoted provisions in the example in Annex I.

Use of Proceeds and Reasons for Offering

4.
Issuers often provide disclosure explaining that they will use the proceeds of a structured note offering for general corporate purposes and may use an unquantified portion for hedging transactions. Item 504 of Regulation S-K requires that issuers disclose the approximate amounts intended to be used for each purpose. If the issuer does not have specific plans for a significant portion of the proceeds of the offering, it should note the reasons for the offering.

Response:

GS Group, as the issuer, receives substantially all of the proceeds from its structured notes issuances, net of underwriting discounts and commissions and subject to the payment of offering expenses as disclosed in the applicable pricing supplement.  Substantially all of the proceeds from structured notes offerings received by GS Group, subject to the amounts referred to above and the amounts paid by GS Group referenced in the next paragraph, are used for its general corporate purposes.

In connection with such issuances, GS Group pays to Goldman, Sachs & Co. (GS&Co.) or another entity amounts based on what GS Group would pay holders of a non-structured note with a similar maturity.  In return for these payments, GS&Co. or such other entity pays to GS Group the amounts it owes to investors under the structured note.

5.
Please explain to us in your response letter with a view toward disclosure in your future Exchange Act reports, the purpose of your structured notes program generally, and the purposes of particular types of offerings or products. Explain to us how significant structured notes are to your overall plan of financing and liquidity position. Please tell us about any material trends or changes in your use of, or your experience with, structured notes in the past few years, including trends or changes in your reliance on structured notes as a liquidity source. Also tell us about trends or changes in note types and/or the referenced asset classes or referenced indices. Please include quantitative information about outstanding structured note obligations in recent periods.

Response:

Our structured notes program provides our affiliates with products to fulfill their clients’ demands for exposure to various asset classes. Although we disclose in the “Balance Sheet and Funding Sources” section of our MD&A that we raise funding through the issuance of long-term unsecured debt, we will clarify that this includes structured notes offerings in future Exchange Act reports.

Since 2009, we have experienced a significant growth in the number of structured notes that we have issued although the aggregate amounts have been stable. We have also seen the percentage of rates-linked notes versus equity-linked notes increase over the same period, while other types of underlier asset classes (such as currencies and commodities) have remained a small portion of the total notional amount of structured notes issued. Our global structured note program has represented less than 10% of our overall unsecured funding at each year-end since 2009.  The outstanding structured notes on our balance sheet were approximately $21 billion, $20 billion and $20 billion as of the end of fiscal years 2011, 2010 and 2009, respectively.  Our overall unsecured funding as of the end of fiscal years 2011, 2010 and 2009 were approximately $223 billion, $222 billion and $223 billion, respectively.

Plan of Distribution

6.
We have found that some issuers of structured notes disclose that their affiliates might change the price and selling terms if all notes are not sold at the public offering price disclosed on the cover page. Please explain to us with a view toward disclosure, the manner in which you conduct structured note offerings, including the forms of underwriting involved. Also please explain whether any notes are sold to broker-dealers, including your affiliates, and not immediately resold to investors or are resold to investors at differing prices. In this situation, please explain why there may be different prices and what type of investor may receive a “better” price. Please explain the process in detail.

Response:

Our SEC-registered structured notes are currently distributed through GS&Co. acting as the sole underwriter.  For some offerings, third-party broker-dealers may act as placement agents or dealers.  The notes are underwritten on a firm commitment basis and sold in fixed price offerings.  The underwriting discount and commissions and issue price are disclosed on the cover page of each pricing supplement and the maximum selling concession for third-party broker-dealers is set forth in the supplemental plan of distribution of each pricing supplement.

In certain cases where a third-party broker-dealer does not charge an investor a commission in connection with the sale of a structured note (usually where the investor is charged fees based on assets under management), that investor is able to buy a note at a price equal to the issue price minus the selling concession for such broker-dealer.  The lower price available to such investors is disclosed on the cover page of the pricing supplement and in the supplemental plan of distribution.

GS&Co., as underwriter, does not retain SEC-registered structured notes in inventory for later resale.  In connection with an initial offering of structured notes through third-party broker-dealers, it is our understanding that the amount of structured notes they agree to purchase from us reflects the indications of interest that they have received from their investors as of the time of pricing.  In addition, in limited situations, we have sold structured notes to a third-party broker-dealer that has indicated to us that the amount they wish to purchase is in excess of its indications of interest at the time of pricing to allow it to meet expected incremental demand from investors.  The amount of notes that can be sold to a third-party broker-dealer in this manner is limited, and we understand the third-party broker-dealer typically sells these notes within three business days of the settlement date of the initial offering.  In such situations, we disclose in the pricing supplement that, subject to the above restrictions, the third-party broker-dealer is free to resell structured notes from inventory at market prices or negotiated prices which may be different from the original issue price disclosed in the pricing supplement.

7.
Some issuers offer structured notes using a preliminary pricing supplement or term sheet that discloses a range for certain material terms (such as a capped maximum return), with the actual terms set within that range on a later pricing date. If you offer notes in this manner, explain to us with a view toward disclosure, how the size of the range is determined, how the actual terms are established, and when and how the actual terms are communicated to investors.

Response:

Our preliminary pricing supplements and free writing prospectuses relating to our SEC-registered notes may contain one variable within a specified range. The bottom end of the range may not be more than 15% less than the top end of the range. In addition, we permit the maturity of the note to be ranged, subject also to a similar restriction.

The underwriter and issuer set the terms based on market conditions at the time of pricing within the specified ranges, and generally in consultation with one or more investors and/or an unaffiliated distributor involved in the offering, as applicable.  The terms are communicated by the underwriter to the investors and/or the distributor orally at the time of, or immediately following, the pricing.  This is followed by a written confirmation of the trade pursuant to Rule 10b-10 once the final pricing supplement is available.

Liquidity

8.
While issuers generally disclose in risk factors or elsewhere that the issuer or its affiliates may, but are not obligated to, make a secondary market in the notes that they offer, the disclosure should provide investors with a better understanding of the potential liquidity or lack of liquidity of any secondary market. In this regard, please explain to us with a view toward disclosure, your practices and procedures with respect to providing liquidity in the notes you sell and how often you offer to buy back notes from investors prior to maturity, the price paid and how it is determined.

Response:

We state in the supplemental plan of distribution in our SEC-registered notes that GS&Co. intends to make a market, but is not obligated to do so, as well as that there is no assurance as to the liquidity or trading market in the notes.  The prospectus or product supplement also has a risk factor stating that the notes may not have an active trading market.   Please see Annex II for relevant excerpts of this disclosure.

GS&Co. has routinely repurchased structured notes from investors when requested.  GS&Co. publishes the secondary market price for structured notes on Bloomberg for notes distributed through unaffiliated broker-dealers and on an internal system visible to its private wealth management (PWM) representatives for notes distributed to its high net worth clients.  In order to execute a trade, an investor purchasing through an unaffiliated broker-dealer can call their broker-dealer and our PWM clients can call their PWM representative to confirm GS&Co.’s pricing of the notes.  The real-time prices published for the structured note reflect the estimated value of such note as determined by GS&Co.’s pricing models, plus or minus GS&Co.’s customary bid and ask spread for similar sized trades of structured notes, and the amounts, as applicable, described in our response to Question 3 above.   Please also see our responses to Questions 2 and 3.

Issuer Credit Risk

9.
While the note terms establish the amounts due and payable on the notes, payment is ultimately dependent on the creditworthiness of the issuer. It is important for investors to understand that structured notes are unsecured obligations of the issuer and any payment on the note is subject to issuer credit risk, with no ability to pursue any referenced asset for payment. As a result, we believe the risk that an investor is exposed to an issuer’s credit should be disclosed on the prospectus supplement cover page in a clear, consistent, and prominent manner.

Response:

We will include a statement on the cover page of the pricing supplement that the investor is subject to the credit risk of the issuer.  An example of this statement is included in the disclosure attached as Annex I hereto.  We will also include a statement in the pricing supplement that the notes are unsecured obligations of the issuer and that an investor does not have any claim on any referenced asset on which the return is based.

Tax Consequences

10.
Item 601(b)(8) of Regulation S-K requires the filing of a tax opinion when the tax consequences are material to investors and a representation as to tax consequences is set forth in the filing. Refer to Staff Legal Bulletin No. 19, which is available on our website, for additional details. Given the complexity and uncertainty surrounding the tax treatment of some types of structured notes, the tax consequences appear material to an informed investment decision. Please explain to us your approach to providing tax disclosures for the different types of notes you offer and how you determine whether such disclosures must be based on the opinion of counsel. If so, explain how these opinions are filed as required.

Response:

We include a tax opinion – expressed as such -- for each structured note that we issue as part of the disclosure appearing in our prospectus supplements.  In addition, the Exhibit 8 opinions filed by our counsel in connection with our registration statement contained a “forward-looking” consent to the inclusion of tax opinions and the naming of such counsel in our prospectus or pricing supplements.

Referenced Asset or Index Disclosure

11.
It is our view that an issuer may not disclaim liability or responsibility for the information it discloses regarding the asset or index referenced by the note because such a disclaimer is inconsistent with the issuer’s disclosure obligations under the federal securities laws. Issuers may, however, state that they have not undertaken any independent review or due diligence of publicly available information regarding an unaffiliated referenced asset or index. Please revise your disclosure, as appropriate, to be consistent with this standard.

Response:

We believe our disclosures are consistent with the Staff’s views.

12.
Please tell us whether you have ever disclosed hypothetical historical price information, for example in the case of a new index that has no historical price information. If so, explain to us what information the presentation provided to investors and how it was presented in a balanced manner.

Response:

We provide hypothetical historical information for a referenced asset or index where there is no publicly available price or level history of the asset or index and where such hypothetical historical information can be compiled based on objective criteria.  We provide such information for a minimum of three full years plus any interim stub period.  We may include information for a longer period of time if we believe this is necessary for a balanced presentation (for example, to cover a broader range of negative market conditions).  In all cases, hypothetical historical information is labeled as such and a risk factor cautioning against reliance thereon is also included.

Disclosure Format

13.
We have found that disclosures in structured note offerings are usually made through combinations of base prospectuses, various underlying prospectus supplements, and preliminary and final pricing supplements. While current rules permit incorporation by reference, it is important that it not be difficult for investors to locate important information or updated information. Please explain to us what constitutes your disclosure packages for structured note offerings, including the different documents you use, what information is included in each document, and how you determine the information that will be included in the term sheet or descriptive prospectus supplement for these offerings.

Response:

The offering documentation of most of our SEC-registered equity-linked structured notes consists of the following:
o	Base Prospectus
o	MTN Prospectus Supplement
o	General Terms Supplement
o	Product Supplement
o	Preliminary Pricing Supplement and Final Pricing Supplement

This builds from basic information about our unsecured debt securities to the specific information about the structured notes being offered.  The following outlines the basic content of each document.
•	The base prospectus and MTN prospectus supplement contain the general terms of our SEC- registered unsecured debt securities.
•
The general terms supplement contains terms that are common to most of our structured notes: general risk factors, mechanics relating to market disruption events and descriptions of commonly used underliers.

•	The product supplement contains information relating to the general terms of the type of structured note being offered.
•
The pricing supplement (which we provide to non-institutional investors in the form of preliminary pricing supplement prior to pricing) contains a description of the key terms of the specific structured notes being offered.  The pricing supplement includes:

o	Cover page summarizing the key terms of the notes and key risks
o	Key risk factors relating to the specific note
o	Key terms section
o	Hypotheticals demonstrating the potential payments under the notes
o	Summary description of the underlier with historical information
o	Supplemental Plan of Distribution and Tax section
o	Validity Opinion

We facilitate the ability of investors to review the underlying documents by providing hyperlinks in cases where we send offering documents electronically.

In addition, GS&Co. and other dealers selling GS Group structured notes may use free writing prospectuses that contain summaries of the same items contained in the pricing supplement.

Our SEC-registered non-equity linked structured notes follow a similar format with a base prospectus, MTN prospectus supplement and prospectus supplement, or with a base prospectus, MTN prospectus supplement, terms supplement and pricing supplement.

Exhibits

14.
Each time an issuer conducts a structured note offering, it may need to file certain exhibits if it has not already done so. For example, distribution agreements and instruments defining the rights of note holders may be required exhibits. Please explain to us your approach to filing these and any other applicable exhibits.

Response:

In accordance with Item 601 of Regulation S-K under the Securities Act, we have filed the indenture related to our structured notes, various basic forms of notes, and the form of distribution agreement between GS Group and GS&Co. as exhibits to our registration statement on Form S-3ASR.

* * *

The Company hereby acknowledges that:
(i)	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
(ii)	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and
(iii)	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

Please feel free to call me (212-902-3761) if you have any questions about the foregoing, or if you would like to further discuss any of the matters raised in this response letter.

Sincerely,

/s/ Kenneth L. Josselyn
Kenneth L. Josselyn
Associate General Counsel
The Goldman Sachs Group, Inc.

Annex I

AN EXAMPLE OF THE TYPE OF DISCLOSURE WE PLAN TO INCLUDE IN THE PRELIMINARY AND
FINAL PRICING SUPPLEMENTS

Cover Page Disclosure

The estimated value of your notes on the trade date at the time the terms of your notes [are] [were] set (as determined by reference to pricing models used by Goldman, Sachs & Co. and taking into account our credit spreads) is equal to approximately $[  ] [(to be determined on the trade date)] per $1,000 face amount of your notes, which is less than the original issue price.  The value of your notes at any time will reflect many factors and cannot be predicted1. Your investment in the notes involves certain risks, including, among other things, our credit risk.  We encourage you to read “Additional Risk Factors Specific to Your Notes” on page PS-[  ] of this pricing supplement so that you may better understand the risks of your investment.

Related Risk Factor

The Estimated Value of Your Notes At the Time the Terms of Your Notes [Are] [Were] Set On the Trade Date (as Determined By Reference to Pricing Models Used By Goldman, Sachs & Co.) [Will Be] [Was] Less Than the Original Issue Price Of Your Notes

The original issue price for your notes [will exceed] [exceeds] the estimated value of your notes as of the time the terms of your notes [are] [were] set on the trade date, as determined by reference to Goldman, Sachs & Co.’s pricing models and taking into account our credit spreads. Such estimated value on the trade date is set forth on the cover of this pricing supplement; after the trade date, the estimated value as determined by reference to these models will be affected by changes in market conditions, our creditworthiness and other relevant factors.2 [I]f Goldman, Sachs & Co. buys or sells your notes it will do

The footnoted text below sets forth an example of language for inclusion in the pricing supplement for structured notes for which we intend to provide repurchase prices to customers at levels that temporarily exceed our estimated value for such notes (as noted in Question 3).

1 [; however, the price at which Goldman, Sachs & Co. would initially buy or sell notes (if Goldman, Sachs & Co. makes a market, which it is not obligated to do) and the value that Goldman, Sachs & Co. will initially use for account statements and otherwise, will exceed the estimated value of your notes as determined by reference to these models.  The amount of the excess will initially equal the difference between the original issue price (minus the underwriting discount and commissions) and the estimated value on the trade date specified above and will decline on a straight line basis over the period from the date hereof through [     ]]

2 [The price at which Goldman, Sachs & Co. would initially buy or sell your notes (if Goldman, Sachs & Co. makes a market, which it is not obligated to do), and the value that Goldman, Sachs & Co. will initially use for account statements and otherwise, will also exceed the estimated value of your notes as determined by reference to these models.    The amount of this excess will initially equal the difference between the original issue price (minus the underwriting discount and commissions) and the estimated value of the notes on the trade date as set forth on the cover, and will decline on a straight line basis over the period from the date hereof through [     ].  Thereafter, if]

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so at prices that reflect the estimated value determined by reference to such pricing models at that time, plus or minus its customary bid and ask spread for similar sized trades of structured notes.

In estimating the value of your notes as of the time the terms of your notes [are] [were] set on the trade date, as disclosed on the front cover of this pricing supplement, Goldman, Sachs & Co.’s pricing models consider certain variables, including principally our credit spreads, interest rates (forecasted, current and historical rates), volatility, price-sensitivity analysis and the time to maturity of the notes. These pricing models are proprietary and rely in part on certain assumptions about future events, which may prove to be incorrect. As a result, the actual value you would receive if you sold your notes in the secondary market, if any, to others may differ, perhaps materially, from the estimated value of your notes determined by reference to our models due to, among other things, any differences in pricing models or assumptions used by others. See [Cross-Reference to risk factor regarding many factors that can affect value of note.]

The difference between the estimated value of your notes as of the time the terms of your notes [are] [were] set on the trade date and the original issue price is a result of certain factors, including principally the underwriting discount and commissions, the expenses incurred in creating, documenting and marketing the notes, and an estimate of the difference between the amounts we pay to Goldman, Sachs & Co. and the amounts Goldman, Sachs & Co. pays to us in connection with your notes. We pay to Goldman, Sachs & Co. amounts based on what we would pay holders of a non-structured note with a similar maturity.  In return for such payment, Goldman, Sachs & Co. pays to us the amounts we owe under your notes.

In addition to the factors discussed above, the value and quoted price of your notes at any time will reflect many factors and cannot be predicted.  If Goldman, Sachs & Co. makes a market in the notes, the price quoted by Goldman, Sachs & Co. would reflect any changes in market conditions and other relevant factors, including any deterioration in our creditworthiness or perceived creditworthiness. These changes may adversely affect the value of your notes, including the price you may receive for your notes in any market making transaction. To the extent that Goldman, Sachs & Co. makes a market in the notes, the quoted price will reflect the estimated value determined by reference to Goldman, Sachs & Co.’s pricing models at that time, plus or minus its customary bid and ask spread for similar sized trades of structured notes3.

Furthermore, if you sell your notes, you will likely be charged a commission for secondary market transactions, or the price will likely reflect a dealer discount.  This commission or discount will further reduce the proceeds you would receive for your notes in a secondary market sale.

There is no assurance that Goldman, Sachs & Co. or any other party will be willing to purchase your notes at any price and, in this regard, Goldman, Sachs & Co. is not obligated to make a market in the notes. See [Cross-Reference to risk factor regarding lack of active trading market].

3 [(and subject to the declining excess amount described above)]

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Annex II

Excerpt From the Supplemental Plan of Distribution:

The notes are a new issue of securities, and there will be no established trading market for any note before its original issue date. We do not plan to list the notes on a securities exchange or quotation system unless otherwise specified in your pricing supplement. We have been advised by Goldman, Sachs & Co. that it intends to make a market in the notes. However, neither Goldman, Sachs & Co. nor any of our other affiliates nor any other agent named in your pricing supplement that makes a market is obligated to do so and any of them may stop doing so at any time without notice. No assurance can be given as to the liquidity or trading market for the notes.

Excerpt From Risk Factors:

Your Notes May Not Have an Active Trading Market
We do not expect your notes will be listed or displayed on any securities exchange or included in any interdealer market quotation system, and as a result there may be little or no secondary market for your notes. Even if a secondary market for your notes develops, it may not provide significant liquidity and we expect that transaction costs in any secondary market would be high. As a result, the difference between bid and ask prices for your notes in any secondary market could be substantial.

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